[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

October 14, 2014
VIA EDGAR
Asen Parachkevov, Attorney Adviser
Sheila Stout, Staff Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Registration Statement (333-198505) of Prospect Capital Corporation (the “Company”)
Dear Mr. Parachkevov and Ms. Stout:
We are in receipt of comments provided by written letter, dated October 1, 2014, to Richard Prins of Skadden, Arps, Slate, Meagher & Flom LLP regarding the Company’s Registration Statement on Form N-2 (the “Registration Statement”).
The Company has considered your comments and has authorized us to make on its behalf the responses and changes to the Company’s Registration Statement discussed below. These changes are reflected in Pre-Effective Amendment No. 1 to the Company’s Registration Statement being filed today.
The Company’s responses to the comments are set forth below. For ease of reference, a summary of each comment is set forth in bold font and followed by the corresponding response. Terms that are capitalized but not defined herein shall have the same meaning assigned to them in the Registration Statement.

Mr. Asen Parachkevov
Ms. Sheila Stout
October 14, 2014

General
1.    Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your Registration Statement.
The Company has not submitted, nor does it expect to submit an exemptive application or no-action request in connection with the Registration Statement.
2.    Please confirm that the Company does not intend to issue preferred stock within a year from the effective date of the Registration Statement.
The Company does not currently intend to issue preferred shares within one year after the Registration Statement is declared effective.
3.    Please state in your response letter whether FINRA will or has reviewed the proposed underwriting terms and arrangements of the transaction involved in the Registration Statement.
Pursuant to FINRA Rule 5110(b)(7)(A), the Company’s Registration Statement and offerings thereunder are exempt from FINRA review and clearance.
4.    Please undertake that the Company will file a post-effective amendment under Section 8(c) of the Securities Act of 1933 in respect of any rights offering or any debt offering that differs from its currently outstanding Senior Notes (other than with respect to price, term and size of the offering).
The Company respectfully submits that advance notification and/or further Staff review of any preliminary prospectus supplement relating to any rights offering or debt offering by the Company prior to the commencement of any such debt offering is not required under rules of the Commission or existing Staff guidance and would strip away the benefit of Rule 415 for such offerings. The Company respectfully declines to undertake to file a post-effective amendment under Section 8(c) of the Securities Act of 1933 in respect of any rights offering or any debt offering that differs from its currently outstanding Senior Notes (other than with respect to price, term and size of the offering). Further, the Company does not believe that it is the Staff’s position to require a post-effective amendment to be filed under Section 8(c) of the Securities Act of 1933 in respect of any rights offering based on prior conversations with Christian Sandoe.
However, the Company undertakes not to commence any offering of debt securities pursuant to the Registration Statement that differs fundamentally from any of its previously publicly

Mr. Asen Parachkevov
Ms. Sheila Stout
October 14, 2014

offered debt securities at the time of such offering until such time as the Company clears with the Staff any Staff comments to a form of preliminary prospectus supplement relating to any such proposed debt securities. Examples of such fundamentally different securities would be secured debt securities or debt securities offered as a unit with other securities.
5.    New offerings of debt securities that are consistent with the current Senior Notes should not be characterized as “senior,” as there are no securities in the Company’s capital structure that are subordinate to the Senior Notes. Please revise the defined terms “Senior Notes”, “Senior Convertible Notes” and “Senior Unsecured Notes” accordingly by removing the term “senior” from the definitions. Further, please include additional disclosures regarding the priority in interest of the Company’s debt securities within the Company’s capital structure, including with respect to other indebtedness incurred by the Company and its subsidiaries.
So long as the Company does not have outstanding any debt securities junior to its existing Senior Notes, the Company will not refer to new offerings of debt securities that are consistent with the current Senior Notes as “senior.” The Company has revised its disclosure in the Registration Statement in response to the balance of your comment.
6.    Please confirm that all of the Company’s wholly-owned and substantially wholly-owned subsidiaries have been consolidated on the Company’s financial statements.
As confirmed with the Office of the Chief Accountant, the Company will begin consolidating on a prospective basis for the June 30, 2015 fiscal year certain of its wholly-owned and substantially wholly-owned holding companies formed by the Company in order to facilitate its investment strategy and will not consolidate other wholly-owned and substantially wholly-owned subsidiaries.
7.    Please confirm that all portfolio company fees (e.g. commitment, closing, origination, structuring or diligence fees, monitoring fees, fees for providing managerial assistance, consulting fees, etc.) are paid to the Company only.
The Company respectfully advises the Staff that the recipient of all fees paid by portfolio companies to the Company and its affiliated persons, including the Adviser and Administrator, are disclosed in Notes 13 and 14 of the Company’s financial statements.

Mr. Asen Parachkevov
Ms. Sheila Stout
October 14, 2014

Prospectus Summary

8.    It is disclosed that the Company may invest in below investment grade securities (often referred to as “junk”). Please revise the description of the Company’s strategy in all relevant sections of the Registration Statement to include a clarification that the Company’s investments will include below investment grade securities (please also include a parenthetical to define such securities as “junk”).
The Company has revised its disclosure in response to your comment.
Fees and Expenses

9.    Please update the fee table to reflect estimated interest expenses in connection with the offering of any debt securities within a year from the effective date of the Registration Statement, and explain the assumptions upon which such estimate is based in a footnote to the table. Please confirm that total interest expense amounts stated in the table reflect interest expenses associated with the Company’s credit facilities, including additional borrowings under such facilities expected to be incurred within a year from the effective date of the Registration Statement (please include a footnote that states the interest rate applicable to such facilities). In addition, Note 4 to the Financial Statements, Revolving Credit Facility, the disclosure states that the lenders charge a fee on the unused portion of the 2012 Facility equal to either 50 basis points, if at least half of the credit facility is drawn, or 100 basis points otherwise. These fees need to be disclosed in the Fees and Expenses table in the Prospectus.
The Company believes that the requested update would be inappropriate and misleading and has not made the requested change. The Fees and Expenses table currently assumes that we have drawn the maximum amount under our credit facilities, which would bring the Company’s asset coverage ratio to 96.2%, which is higher than the leverage that the Company currently intends to incur. As a consequence, the Company would only incur incremental leverage in tandem with raising additional common equity in order to maintain or improve its leverage ratios. In these circumstances, portraying additional leverage costs as a percentage factor would be misleading. Further, the Company cannot estimate the interest expense for future offerings of debt securities and believes that its current blended rate of interest expense and the expense thereof attributable to its common shares is indicative of the interest expense for the coming year.

Mr. Asen Parachkevov
Ms. Sheila Stout
October 14, 2014

The Company has added disclosure to footnote 7 regarding the credit facility.
10.    In footnote 6 to the fee table, please provide additional detail regarding the calculation of the incentive fee, instead of cross-referencing to other sections of the Prospectus. Please include an explanation that the hurdle rate is fixed, and as interest rates rise, it will be easier to surpass the hurdle rate and for the Adviser to receive an incentive fee based on income.
The Company has included additional detail regarding the incentive fee in footnote 6. However, the Company respectfully declines to include risk factor type language in the Fees and Expenses table as the table is not the appropriate location in the prospectus for risk factors. The Company has included a cross reference to the risk factors section of the prospectus.
11.    It appears that the example contains some inadvertent typographical errors. Please fix the table.
The Company has revised the inadvertent typographical errors.
12.    There is a paragraph below the expense example that states “The income incentive fee under our Investment Advisory Agreement with Prospect Capital Management is unlikely to be material assuming a 5% annual return and is not included in the example.” Please consider revising the sentence to state that the income incentive fee is based on a 7% annualized hurdle rate and therefore there is no income incentive fee included in the expense example as the example is based on a 5% hypothetical return.
The Company respectfully declines to revise the disclosure as requested because the requested statement is inaccurate. As disclosed in the risk factors, the Company can have mark to market depreciation or credit losses which would reduce its total return (on which the example is dependent) even though the Company satisfies the quarterly income incentive hurdle. This scenario is both unlikely and cannot be illustrated with any level of accuracy due to the impact of the catch up feature of the incentive fee. Accordingly, the Company continues to believe that its current disclosure is appropriate.
13.    Please check the placement of footnote 4 and determine whether it should be placed on the line “Total stockholder transaction expenses (as a percentage of offering price).”
The footnote was inadvertently place on the wrong line. The Company has revised the placement of the footnote.

Mr. Asen Parachkevov
Ms. Sheila Stout
October 14, 2014

Risk Factors

14.    The Registration Statement discloses that the Company may invest in original discount instruments, but there is no similar disclosure in the sections describing the Company’s strategy. Please revise the strategy sections to the extent such types of investments are contemplated by the Company’s principal investment strategy. In addition, please discuss risks presented by investments in PIK securities. Please disclose that:

a.
the higher interest rates on PIK securities reflects the payment deferral and increased credit risk associated with such instruments and that such investments generally represent a significantly higher credit risk than coupon loans.

b.	even if accounting conditions were met, the borrower could still default when the Company’s actual collection is supposed to occur at the maturity of the obligation.

c.
PIK securities may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral.

d.
PIK interest has the effect of generating investment income and increasing the incentive fees payable at a compounding rate. In addition, the deferral of PIK interest also reduces the loan-to-value ratio at a compounding rate.

e.
PIK securities create the risk that incentive fees will be paid to the Adviser based on non-cash accruals that ultimately may not be realized, but the Adviser will be under no obligation to reimburse the Company for these fees.

OID occurs if, at the time of issuance, the Company acquires an instrument for less than its principal amount due at maturity. OID instruments may or may not have interest deferral features. To the extent they are cash pay, they do not have the risks noted in the comment. Interest deferral features, like those in PIK securities, occur (1) when the borrower is contractually permitted to defer payment of cash interest, which then increases the amount owed at a subsequent date, which may be prior to maturity or at maturity or (2) when the instrument itself provides for periodic increases in principal rather than any interest payment. The Company does not generally invest to a significant extent in instruments with significant OID either at issuance or in the secondary market or in PIK securities.

Mr. Asen Parachkevov
Ms. Sheila Stout
October 14, 2014

As a consequence of the foregoing characteristics, the statement in item (a) above is not accurate. The statement would be true of some interest deferral instruments but even then the statement would apply only on a case by case basis and would also be true of some cash pay instruments.
Regarding item (b) above, the Company agrees that even if an issuer meets accounting conditions, it may still default. However, this is not a risk peculiar to OID or PIK securities.
Although, as stated in item (c) above, OID and PIK securities may have unreliable valuations, the Company believes this feature is true of any privately issued security and would not be caused by the need for continuing judgments about collectability and collateral value to any greater extent for debt securities with OID or PIK income than for debt securities without such income. Accordingly, the Company respectfully submits that it would be inappropriate to single out OID and PIK income securities as having unreliable valuations. The Company further submits that the risk factor entitled “A substantial portion of our portfolio investments may be recorded at fair value as determined in good faith by or under the direction of our board of directors and, as a result, there may be uncertainty regarding the value of our portfolio investments” describes the inherent uncertainty and potential fluctuations in the valuation of these securities.
With respect to the first sentence of item (d) above, the Company has added additional language reflecting this potential phenomenon to the risk factor entitled “We may be obligated to pay our Investment Adviser incentive compensation even if we incur a loss.” With respect to the second sentence of item (d) above, whether or not the deferral of PIK interest will reduce the loan-to-value ratio of a security will depend on other factors including primarily the performance of the portfolio company. Accordingly, the Company respectfully submits that it would be inaccurate to state that the deferral of PIK interest reduces the loan-to-value ratio at a compounding rate.
With respect to item (e) above, the Company respectfully submits that the risk factor entitled “We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income,” which states if a portfolio company defaults on a loan, it is possible that accrued interest previously used in the calculation of the incentive compensation will become uncollectible, addresses the Staff’s comment.

Mr. Asen Parachkevov
Ms. Sheila Stout
October 14, 2014

15.    With respect to the exemptive order received from the staff that gives the Company the ability to co-invest with affiliates, please add a description of the conditions under which such co-investments are permitted.
The Company has added the following disclosure, which summarizes the pertinent conditions regarding the exemptive order:
“Under the terms of the relief permitting us to co-invest with other funds managed by our Investment Adviser or its affiliates, a majority of our independent directors who have no financial interest in the transaction must make certain conclusions in connection with a co-investment transaction, including that (1) the terms of the proposed transaction, including the consideration to be paid, are reasonable and fair to us and our stockholders and do not involve overreaching of us or our stockholders on the part of any person concerned and (2) the transaction is consistent with the interests of our stockholders and is consistent with our investment objective and strategies. The order also imposes reporting and record keeping requirements and limitations on transactional fees.”
Management’s Discussion and Analysis of Financial Condition and Results of Operations

16.    In the sub-section discussing First Tower, there are several references to the Company providing First Tower with additional capital to “support seasonal demand.” Please provide more details about the economic factors affecting “seasonal demand” and the need for additional funding.
The Company has added disclosure in response to your comment.
Business

17.    Under the sub-section titled “Administration Agreement”, it is disclosed that the Company reimbursed to the Administrator approximately $14,373, $8,737, $6,848 for the years ended June 30, 2014, 2013 and 2012, respectively. Per the Company’s latest Form 10-K, these amounts are $14.4 million, $8.7 million and $6.8 million. Please revise.
The Company has revised its disclosure in response to your comment.

Mr. Asen Parachkevov
Ms. Sheila Stout
October 14, 2014

18.    Please disclose the methodology used to allocate costs and expenses under the administration agreement and that the Company’s board exercises oversight with respect to the allocation of such expenses.
The Company has revised its disclosure in response to your comment.
Brokerage Allocation and Other Practices

19.    Please disclose that any research or other benefits received by the Adviser from a broker-dealer, for transactions where the Company will be “paying-up”, will qualify for the safe harbor provisions under Section 28(e) of the Securities Exchange Act of 1934.
The Company respectfully declines to include such disclosure as it believes the requested disclosure is inaccurate. Section 28(e) is only a safe harbor for research or other benefits received by the Adviser from broker-dealers and there is no requirement that payments or benefits satisfy the safe harbor. The Company also notes that in any event the Adviser does not receive research or other benefits from broker-dealers.
Financial Statements
F-3
20.    Page 71 of the Prospectus states that cash and cash equivalents includes short term liquid investments. All investments need to be in the Schedule of Investments. Ensure that beginning with the next 10-Q all investments will be identified in the Schedule of Investments.
The Company does not have any “short term liquid investments” that are not classified as cash or cash equivalents. The Company believes that cash and cash equivalents are not treated as investment securities under the 1940 Act and accordingly are not properly includable in the Schedule of Investments. Inclusion of cash items in the Schedule of Investments would lead to a discrepancy between the Schedules of Investments and the Company’s balance sheet that will be confusing to users of the Company’s financial statements and would, in the view of the Company, be inappropriate.

Mr. Asen Parachkevov
Ms. Sheila Stout
October 14, 2014

21.    The Statement of Assets and Liabilities should separately disclose the amounts payable for officers and directors, controlled companies and any other affiliates. Ensure that this information is presented in accordance with S-X going forward. [ASC 946-405-45-2.]
The Company did not have any such amounts payable as of the relevant balance sheet dates. The Company believes the relevant guidance is set forth in Regulation S-X 6-04, which it follows.
22.    The Statement of Changes discloses Net Investment Income for 2014 of $357,223 and Distributions from Net Investment Income of $403,188. Please discuss in the correspondence filing whether the distributions paid disclosed in the Statement of Changes is on a tax basis or a GAAP basis. In addition, should there be a separate line for “Distributions in Excess of Net Investment Income?”
The distributions reported have been paid for Net Investment Income (“NII”). Distributions may include distributions of NII for prior periods which was not distributed in the years generated, but instead carried over to future years. None of the distributions made in the fiscal year ended June 30, 2014 will be reported for 1099 purposes as a return of capital and as such it would be misleading to report them as anything but a distribution from NII.
23.    In the Schedule of Investments on a going forward basis disclose the estimated yield on the CLO equity positions. Include a footnote to the Schedule of Investments stating that the equity investments are entitled to recurring distributions which are generally equal to the remaining cash flow of the payments made by the underlying fund’s securities less contractual payments to debt holders and fund expenses. The estimated yield is based on current projections which are periodically reviewed and adjusted, and the estimated yield may not ultimately be realized. As of June 30, 2014 the portfolio has 18.4% in CLO equity. The Company should add additional disclosures to the accompanying footnotes to the Financial Statements discussing the risks associated with investing in the residual equity of CLO investments.
The Company will add such disclosure going forward.
24.    Enhance the disclosures in the fair value hierarchy disclosures included in Note 3 to the Financial Statements, Portfolio Investments. A Company should determine the appropriate classes to disclose by considering the nature, characteristics of risks of the securities as well as the fair value hierarchy within which the fair value measurements are categorized. There are asset categories in the Schedule of Investments that are not identified in the fair value hierarchy disclosure, e.g. second lien term loan. Determine whether the disclosures need to be enhanced to add additional classes or sub categories to the asset classes

Mr. Asen Parachkevov
Ms. Sheila Stout
October 14, 2014

already disclosed. In additional the Company can consider presentational similar to the Schedule of Investments in identifying the categories of “Control Investments,” “Affiliate Investments,” and “Non-Control/Non-Affiliate Investments.”
The Schedule of Investments lists all investments in accordance with the nomenclature used by the constituent instrument defining the rights of holders of the investment. The Company believes that the fair value hierarchy utilized properly discloses and characterizes the risks of the securities held.
25.    Currently the disclosures included in Note 3 to the Financial Statements, Portfolio Investments, state significant increases or decreases in the varying fair value assumptions would result in a decrease or increase, respectively, in the fair value measurement. Enhance the disclosures to state that the assumptions do not need to be considered “significant” in order for there to be a change in the fair value measurement. For example a small incremental change in an EBITDA multiple can result in a significant change in fair vale measurement of an investment.
The Company will revise such disclosure going forward.
26.    In Note 3, Portfolio Investments, required disclosures under Regulation S-X 4-08 (g) have been included for the unconsolidated significant subsidiary First Tower Holdings of Delaware LLC as it generated more than 10% of Prospect’s income. The information is required to be included in the audited financial statements and may not be marked as “unaudited.” Based on the information that has been disclosed in the financial statements of Prospect for First Tower Holdings of Delaware LLC the staff has calculated a percentage that would trigger the requirements of Regulation S-X 3-09 and would therefore require audited financial statements of First Tower Holdings of Delaware LLC to be included with the financial statements of Prospect Capital.
The required disclosure will not be marked unaudited in future filings. This information was audited by BDO LLP and should not have been marked “unaudited.” We respectfully disagree with the Staff’s calculation in excess of percentages triggering Regulation S-X 3-09. Our understanding of the Staff’s position is that the sum of all the income tests for each investment would result in a summation in excess of 100% and as such cannot be appropriate. The Staff’s calculation seems to be comparing apples to oranges because in the calculation of the numerator no expenses would be deducted, but in the denominator, expenses would be deducted. This does not appear to be appropriate.

Mr. Asen Parachkevov
Ms. Sheila Stout
October 14, 2014

27.    The Dividend section of the Company’s website discloses a current dividend yield of 13.04%. If any portion of the distributions represents a return of capital the reference on the website to a current dividend yield should be changed to state “distribution rate.”
The disclosure of current dividend yield of 13.04% does not include any portion of a return of capital. In the future, if it does, the Company will revise the website and other disclosures to refer to “distribution rate.”
*    *    *    *    *
The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) should the Commission or the Staff , acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iv) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments or require any additional information in connection with the above, please telephone the undersigned at (212) 735-2790 or Steven Grigoriou at (416) 777-4727.
Sincerely,
/s/ Richard Prins
Richard Prins